OCI N.V. Investor Presentation November 2015 Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended Filer: OCI N.V. Subject Companies: OCI N.V.; CF Industries Holdings, Inc. Form S-4 File Number: 333-207847 The following is an investor presentation posted to OCI N.V.’s website on November 12, 2015.

Combination with CF Industries

Combination with CF Creates the Global Nitrogen Leader Summary Overview On 6 August 2015, OCI and CF announced the agreement to combine OCI’s North American, European and Global Distribution businesses with CF Industries’ global assets Combination creates the global nitrogen leader Creation of the world’s largest publicly-traded nitrogen company Unparalleled growth pipeline: c.65% increase in production capacity over the next 24 months Significant value creation for both sets of shareholders Stock consideration and structure allows both sets of shareholders to participate in combination benefits OCI shareholders to participate directly in the significant upside and value creation resulting from expected run-rate synergies of over $ 500 million p.a. through a significant ownership in the combined entity Growth opportunities for OCI N.V. post close of transaction OCI anticipated to have strong balance sheet post-transaction to support a new round of investment Building on investment track record: shareholder IRR of c.40% on US$ basis achieved since listing in 1999 OCI’s management team remains at helm of the Company and fully committed to driving the Company’s strategy through next phase of growth Significant upside potential from retained fertilizer and chemicals businesses

Approximately $ 500 million of net annual run-rate synergies Combination allows both sets of shareholders to share in benefits of combination Strong balance sheet post-transaction will provide OCI with the financial flexibility to unlock further value from its retained fertilizer and chemical businesses Value Creation New corporation to be led by existing CF management team New corporation to have 10 Directors: 8 directors to continue from current CF board; 2 new directors: Greg Heckman: former President and CEO Gavilon, current Member of the Board OCI N.V. Alan Heuberger: Senior Manager at BMGI Subject to customary regulatory and shareholder approvals Closing expected to occur in 2016 CF will become a subsidiary of a new holding company domiciled in the United Kingdom OCI will contribute Dutch holding companies owning OCI Nitrogen, Iowa Fertilizer Company, OCI’s trading businesses (OCI Fertilizer Trading Ltd, OCI Fertilizer Trade & Supply BV), OCI’s 80% stake in OCI Partners LP OCI will also sell a 45% interest in Natgasoline1) OCI will receive shares equal to a fixed 25.6% of new CF and $ 1,218 million consideration to be paid in a mix of cash and shares2) Ownership3) approximately CF: 72.3%, OCI: 27.7% based on currently assumed total cash consideration of $ 668 m Most of OCI’s shares received in the combined entity will be distributed to its shareholders Structure Governance Timing 1 Call option to new CF on the remaining equity post completion of the project at the same valuation as the original 45% with equity appreciation of 10% per year going forward 2 Final consideration mix (cash and new CF stock), and resulting ownership split to be determined at closing. Of the $ 1,218 million consideration to be settled in cash and shares, $ 518 million relates to the acquisition of a 45% stake in Natgasoline and will be settled in cash, and $ 700 million will be settled in cash or shares at CF’s election 3 Based on a CF share price of $60.53 as of 4 August 2015 Transaction Overview Highlights Combination to create the world’s largest publicly traded nitrogen company Approximately $ 8 billion enterprise value based on CF share price of $ 60.53 on 4th August 2015

CF - OCI Transaction Process Update Milestones to Date Expected Future Milestones Transaction remains subject to approval by the shareholders of CF and OCI, as well as certain other customary regulatory approvals and closing conditions Aug 2015 Sept 2015 Oct 2015 Nov 2015 Month 1 Month 2 Month 3 Month 4 1 Available on the SEC's website at www.sec.gov under the company name “Darwin Holdings Ltd” Transaction Announced 30 Oct 2015 European Commission Notified 2 Nov 2015 HSR Waiting Period Expiration 6 Nov 2015 S-4 Filed1) S-4 Effective Date Shareholder Notice Period CF / OCI Shareholder Meetings Dutch 60-Day Creditor Notice Period Transaction Close

$ 518 m cash $ 700 m cash and/or shares Transaction Value Breakdown Fixed 25.6% equity stake in new CF Value as at time of transaction announcement $ 4.9 bn 25.6% in new CF to be decreased to reflect assumption of OCI NV’s € 339 m Convertible Bond by new CF $ 1,218 million consideration to be paid in a mix of cash and shares: $ 518 m relates to the acquisition of a 45% stake in Natgasoline and will be settled in cash $ 700 m will be settled in cash or shares at CF’s election: If part is denominated in shares, the number of additional shares will be based on CF’s share price at close and will be incremental to the fixed 25.6% in new CF. The residual amount will be paid in cash Proceeds to be used to pay off OCI corporate liabilities $ 1.95 bn net debt of the in-scope entities to be assumed by new CF $ 8.0 bn* 25.6% stake in new CF ($ 4.9 bn as of 4 August 2015) $ 1.95 bn Net Debt * Transaction value based on CF share price of $ 60.53 as of 4 August 2015

Transaction Value Correlated to CF’s Share Price Transaction Values at Different CF Share Prices ($ billion except share prices) * CF share price as of 10 November 2015 * * CF share price as at time of transaction announcement For every $ 1 change in CF’s share price, implied value of 25.6% share in new CF changes by c.$ 80 m or c.EUR 0.35 per OCI share 25.6% share in new CF will be decreased to reflect the assumption of OCI NV’s € 339 m Convertible Bond by new CF The value of the $ 1,218 million consideration to be paid in a mix of cash and shares is fixed $ 518 m for 45% Natgasoline equity sale and $ 700 m in cash or shares are not impacted by change in CF’s share price

Implied Enterprise Value of OCI NV’s Remaining Assets OCI NV at different share price scenarios and net debt as of 30 September 2015 CF share price as of 10 November 2015 51% of Sorfert 100% of EFC 60% of EBIC 100% of BioMCN 55% of Natgasoline Low cost Algerian nitrogen fertilizer producer with significant cash flow generation Significant EBITDA contributor Egyptian nitrogen fertilizer operations Significant upside potential from improvement of local natural gas supply dynamics 1.75mtpa methanol greenfield project in the US CF will retain a call option for remaining 55% at $633mn, appreciating at 10% annually One of Europe’s largest methanol producers Pioneer in bio-methanol market Potential for significant value creation through various strategic initiatives OCI’s Remaining Assets OCI1) Enterprise Value at Different Share Prices vs. Transaction Enterprise Value using CF Share Price of $ 47.342) Implied enterprise value of remaining assets Current OCI market capitalization at share price € 25.27 is $ 5.7 bn (€ 5.3 bn) Net debt as of 30 September 2015 $ 4.4 bn OCI’s net debt as shown pre-deleveraging Indicative net debt for OCI post-transaction to be reduced, see slide 9 OCI anticipated to have strong balance sheet post-transaction

OCI NV Anticipated to Have Strong Balance Sheet Post-Transaction 25.6% share in new CF will be decreased to reflect the assumption of OCI NV’s € 339 m Convertible Bond by new CF Post-transaction OCI expected to have the balance sheet strength and financial flexibility to unlock further value Indicative net debt post close of transaction, excluding Natgasoline project financing, of approximately $ 1.0 to 1.1 bn In addition, OCI is currently expected to retain c.2% of new CF shares (currently c.$ 0.4 bn) to further strengthen balance sheet OCI post-transaction expected to have no corporate debt Revolving Credit Facility ($ 550 m) will be paid off Convertible Bond (€ 339 m) will transfer to and become convertible into shares of new CF1) Uses for the consideration cash / new CF shares of $ 1.2 bn include paying off all corporate level loans and deal related expenses Post all settlements expected remaining net cash at corporate level of $ 150-200 m Residual net debt all at operating company level Sorfert net debt as of 30 June 2015 c.$ 900 m, deleveraging rapidly: net debt expected to be around $ 700 m at year-end 2015 EFC and EBIC combined net debt as of 30 June 2015 c.$ 650 m Natgasoline will be fully funded at operating company level Expect Natgasoline non-recourse project finance debt of up to $ 1.4 bn to be put in place Of which expected to be spent c.$ 300 – 400 m during H1 2016 Call option, exercisable by new CF post-completion of the project, for remaining 55% of Natgasoline at $ 633 m, appreciating at 10% annually (not included in indicative net debt)

OCI N.V. CORPORATE OVERVIEW History and Value Creation

Company History

Period	Phase	Highlights
1950 - Present	Construction	▪ Established in the 1950s by Onsi Sawiris as a construction contractor in Egypt ▪ Developed into a leading industry player across the Middle East, Asia, USA and Europe
1996 - 2007	Cement Build-Up	▪ Developed cement group from a single production line in Egypt with capacity of 1.5 mtpa to become a top 10 worldwide producer by 2007 ▪ Portfolio comprised an emerging market-wide platform of nearly 44 mtpa spanning 12 countries
1999	IPO	▪ Floated on the Egyptian Exchange in 1999 at a value of c. $ 600 m
2007	Cement Divestment	▪ Divested the cement business to Lafarge at an EV of $ 15 bn ▪ Distributed $ 11 bn in cash dividends and retained $ 2 bn which was seed money for fertilizer initiatives
2008-Present	Natural Gas Based Products	▪ Purchased EFC, increased its stake in EBIC to 60%, and started greenfield construction in Algeria ▪ Acquired Royal DSM N.V.'s Agro & Melamine businesses in 2010 ▪ Acquired and rehabilitated OCI Beaumont in 2011 and listed OCI Partners in October 2013 ▪ Started construction of IFCo, a c. 2mtpa production complex in Iowa, USA in November 2012 ▪ Established Natgasoline that will construct a world scale greenfield methanol plant in Beaumont, Texas
2013 - 2014	Transformation into OCI N.V.	▪ OCI N.V. lists on the NYSE Euronext Amsterdam and acquires OCI S.A.E. (former parent listed in Egypt) ▪ Started production at Sorfert in Algeria in August 2013
2015	Construction Demerger	▪ Orascom Construction demerged: $ 1.4 bn repayment of capital to OCI N.V. shareholders ▪ OCI N.V. becomes pure-play natural gas-based fertilizer & chemicals company
2016	Combination with CF Industries	▪ Combination of OCI's US and European fertilizers and methanol assets with CF Industries' global assets to create a global leader in nitrogen fertilizers

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Investment Track Record

Creating Shareholder Value

- **OCI's Shareholder Value Creation: > 40% IRR 1999 IPO – Present**
- History of successful **investments** including:
  - **Cement (1996 – 2007):** became top 10 global cement producer primarily through greenfield investments; sold the cement business to Lafarge at an EV of $ 15 bn and distributed $ 11 bn in cash dividends
  - **Ports:** held BOT stake through construction of key port in Egypt and exited at 20.6x EV/EBITDA multiple
  - **Gavilon:** sale of 18.1% stake in Gavilon, a commodity management firm, for a total consideration of $ 666.7 million. OCI acquired a 20% stake in Gavilon in 2008 for $ 340 million
  - **Fertilizer & Chemicals:** retained $ 2 bn from the cement disposal to invest in the fertilizer & chemicals industries, growing from a single plant with capacity of 1.3 mtpa in 2008 to 8.4 mtpa by 2015 and further 4.2 mtpa under construction
- History of successful **acquisitions** that have helped shape the current portfolio of fertilizer & chemicals activities:
  - OCI Nitrogen in The Netherlands in 2010
  - OCI Beaumont in 2011
- Demerger of construction business (Orascom Construction) in March 2015

Recent Transactions

DP WORLD	LAFARGE	OCI NITROGEN	OCI	ORASCOM CONSTRUCTION
Sale of 50% stake in ECHCO to DP World	Sale of OCI Cement Group to Lafarge	Acquisition of OCI Nitrogen from DSM	IPO of OCIP on NYSE	Dual Listing of OC on EGX and Nasdaq Dubai
Sept 2007	December 2007	May 2010	October 2013	March 2015

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Fertilizer & Chemicals - Current Capacity Portfolio Natgasoline LLC Under construction Planned capacity: 1.75 mtpa of methanol Iowa Fertilizer Co. (IFCo) Under construction Planned capacity: 195 ktpa of sellable ammonia 420 ktpa of urea 1.5 mtpa of UAN 315 ktpa of DEF OCI Beaumont Capacity (as of April 2015): 913 ktpa of methanol 331 ktpa of ammonia Sorfert Algérie 800 ktpa of sellable ammonia 1.26 mtpa of urea Egypt Basic Industries Corp. (EBIC) 730 ktpa of ammonia Egyptian Fertilizers Company (EFC) 1.55 mtpa of urea OCI Nitrogen (Netherlands) 1.45 mtpa of CAN 350 ktpa of sellable ammonia 350 ktpa of UAN 200 ktpa of melamine Competitive position with access to low cost natural gas feedstock in United States and North Africa Sorfert, Algeria Largest fertilizer complex in Africa Iowa Fertilizer Company World scale greenfield fertilizer plant BioMCN (Netherlands) 440 ktpa of methanol (operational) 430 ktpa of methanol (mothballed) Natgasoline – aerial site view

Fertilizer & Chemicals – Current and Future Capacity Additions

Design Capacities[1] ('000 metric tons) Plant	Country	Ownership[2]	Ammonia Gross	Ammonia Net[3]	Urea	UAN[4]	CAN	Total Fertilizer For Sale	Methanol	Melamine[5]	DEF	Total Fertilizer & Chemicals For Sale
Egyptian Fertilizers Company	Egypt	100%	800	-	1,550	-	-	1,550	-	-	-	1,550
Egypt Basic Industries Corp.	Egypt	60%	730	730	-	-	-	730	-	-	-	730
OCI Nitrogen	Netherlands	100%	1,150	350	-	350	1,450	2,150	-	200	-	2,350
Sorfert Algérie	Algeria	51%	1,600	800	1,260	-	-	2,060	-	-	-	2,060
OCI Beaumont[6]	USA	80%	331	331	-	-	-	331	913	-	-	1,244
BioMCN[7]	Netherlands	100%	-	-	-	-	-	-	440			440
Current design capacity			**4,611**	**2,211**	**2,810**	**350**	**1,450**	**6,821**	**1,353**	**200**	**0**	**8,374**
Iowa Fertilizer Company[8]	USA	100%	875	195	420	1,505	-	2,120	-	-	315	2,435
Year-end 2016			**5,486**	**2,406**	**3,230**	**1,855**	**1,450**	**8,941**	**1,353**	**200**	**315**	**10,809**
Natgasoline LLC	USA	100%	-	-	-	-	-	-	1,750	-	-	1,750
2017			**5,486**	**2,406**	**3,230**	**1,855**	**1,450**	**8,941**	**3,103**	**200**	**315**	**12,559**

- OCI Beaumont – 25% increase in ammonia and methanol capacity from Q2 2015 onwards
- Iowa Fertilizer Company (IFCO) 91.8% complete as at 30 September 2015
- Natgasoline LLC 31.9% complete as at 30 September 2015

[1] Iowa Fertilizer Company and Natgasoline LLC volumes are estimates; [2] Table not adjusted for OCI's stake in considered plant; [3] Net ammonia is remaining capacity after downstream products are produced; [4] Excludes EFC UAN swing capacity of 325 ktpa; OCI Nitrogen max. UAN capacity cannot be achieved when producing max. CAN capacity; [5] Split as 150 ktpa in Geleen and 50 ktpa in China (Chinese capacity does not account for 49% stake and exclusive right to off-take 90%); [6] OCI Beaumont debottlenecking initiative completed in April 2015; [7] Acquired June 2015 - does not include mothballed line of 430 ktpa; [8] IFCo design capacities apart from net ammonia are maximum expected capacities and cannot all be achieved at the same time.

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OCI N.V. POST TRANSACTION

OCI N.V. Post-Transaction Investment Case Investment Highlights OCI Post-Transaction: OCI will continue to own 51% of Sorfert, 100% of EFC and BioMCN, 60% of EBIC, 55% of Natgasoline OCI N.V. remains headquartered in Amsterdam and listed on Euronext Amsterdam OCI’s management team remains at helm of Company and fully committed to drive next phase of growth: Investment track record: shareholder return IRR of c.40% on US$ basis achieved since listing in 1999 Major transformations through investments in value accretive businesses in past 15 years Strategy focused on developing new investment opportunities to drive value creation Supported by strong balance sheet: Strong balance sheet will provide financial flexibility to unlock further value from retained businesses Supports new investment opportunities, gives the company flexibility to tap into capital markets if and when needed No debt at the corporate level Significant upside potential from existing operations: Sorfert building up to its full potential: strong free cash flow generation; deleveraging rapidly Focus on improving capacity utilization at EFC and EBIC in Egypt to unlock value of high quality assets Recent positive news flow in Egypt: second LNG FSRU has arrived in the country, discovery by ENI of “supergiant” gas field

OCI N.V. Post-Transaction Overview of Assets EFC (100%) OCI Assets Post-Transaction Sorfert (51%) EBIC (60%) BioMCN (100%) Natgasoline (55%) Egyptian Fertilizers Company: 1.55 million metric ton per year granular urea plant Located in Ain Sokhna, Egypt 325 thousand metric ton per year urea ammonium nitrate blending unit added on-site in 2010 Sorfert: largest integrated nitrogen fertilizer producer in Africa Capable of producing 1.26 million tons urea and 1.6 million tons gross anhydrous ammonia per year Egypt Basic Industries Corporation: 0.73 million metric ton per year anhydrous ammonia plant Located in Ain Sokhna, Egypt Owns and is connected by pipeline to two 40 thousand metric ton refrigerated ammonia storage tanks next to the loading jetty at Sokhna Port 440 ktpa methanol producer Pioneer in bio-methanol production based in the Netherlands World-scale methanol production complex under construction in Beaumont, Texas Expected to have a capacity of up to approximately 1.75 million metric tons per year, and is scheduled for completion in 2017 It will be the largest methanol production facility in the United States based on nameplate capacity

OCI N.V. Post-Transaction 4 Operating Production Facilities in 3 Countries and 1 Under Construction Natgasoline LLC Under construction Planned capacity: 1.75 mtpa of methanol Sorfert Algérie 800 ktpa of sellable ammonia 1.26 mtpa of urea Egypt Basic Industries Corp. (EBIC) 730 ktpa of ammonia Egyptian Fertilizers Company (EFC) 1.55 mtpa of urea Sorfert, Algeria Largest fertilizer complex in Africa BioMCN (Netherlands) 440 ktpa of methanol (operational) 430 ktpa of methanol (mothballed) Natgasoline – aerial site view Egyptian Fertilizer Company

OCI N.V. Post-Transaction Upside Potential from Egyptian Operations EFC - Overview Egypt’s largest private granular urea producer Two identical plants producing total of c.840 thousand metric tons per year of captive anhydrous ammonia and 1.55 million metric tons per year of granular urea Also has 325 thousand metric ton per year Urea Ammonium Nitrate (UAN) blending unit, installed in 2010 EBIC - Overview 730 thousand metric ton per year export focused merchant anhydrous ammonia production facility located in Ain Sokhna, Egypt Production process between EFC and EBIC streamlined wherever possible; sharing of some utilities, primarily electricity and waste water On 30 August 2015, ENI announced the discovery of a “supergiant” gas field in the Egyptian offshore, the largest ever found in the Mediterranean Sea The discovery, after full development, will be able to ensure satisfying Egypt’s natural gas demand for decades Field could hold a potential of 30 tcf of lean gas in place, representing one of the world’s largest natural gas finds Egyptian government ramps up LNG imports First shipments of imported LNG arrived in April 2015 which has improved supply to the fertilizer industry A second floating storage and regasification unit (FSRU) arrived in Egypt at the end of September and was fully commissioned by the end of October 2015 Significant upside potential for our Egyptian operations EFC expected to operate at full utilization rates from November 2015 onwards EBIC expected to operate at 50-60% rate as second FSRU has docked at EBIC’s export jetty. Restriction expected to be temporary, full production to resume in 9-12 months Focus on Improving Capacity Utilization

OCI N.V. Post-Transaction Sorfert Ramping Up to Full Potential, Deleveraging Rapidly Plant Overview 1.26 mtpa urea and 1.8 mtpa gross ammonia export-focused production complex in Algeria New facility, started up at end-2013 OCI ownership 51%, Sonatrach 49% Strategic location with easy port access Largest integrated nitrogen fertilizer producer in Africa Strong Cash Flow Generation Sorfert benefits from a competitive low price long-term gas contract Significant contributor to Consolidated Group EBITDA in 2014 Rapid deleveraging in Sorfert set to continue as a result of strong cash flow generation and devaluation of DZD Expected net debt at year-end 2015 of about $ 700 m, down from c.$ 900 m as at 30 June 2015

Natgasoline LLC
Greenfield – Scheduled for Completion in 2017

Natgasoline LLC

- World scale greenfield methanol production complex currently under development
- Expected to produce approximately 1.75 million metric tons of methanol per year
- Located in Beaumont, Texas, within 2 miles of the OCI Beaumont facility
- Air Liquide Global E&C Solutions will supply proven Lurgi MegaMethanol® process technology
- Agreement with Air Liquide to purchase oxygen and other industrial gases over the fence
- Commissioning expected Q3 2017

EPC Progress

- Overall project progress is at approximately 31.9% as at 30 September 2015
- Texas Commission on Environmental Quality (TCEQ) and EPA permits have been received
- Procurement of all proprietary and long lead items has been completed
- All major steam methane reformer, secondary reformer, auxiliary boiler and waste heat recovery system equipment has been delivered to site
- Site preparation work complete; piling program forecasted for completion in November and foundation work underway







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BioMCN Unlocking Strategic Value OCI acquired BioMCN in June 2015 for EUR 15M BioMCN is one of Europe’s largest methanol producers and a pioneer in bio-methanol Consists of two plants, of which one operational (440 ktpa) and one mothballed (430 ktpa) The plant site is located at the Chemical Park Delfzijl, The Netherlands, is connected to the national natural gas grid and has easy logistical access to major European end markets via road, rail, barge and sea freight BioMCN sources bio-gas from waste digestion plants through the Dutch national gas grid by purchasing bio-gas certificates to label methanol as biomethanol BioMCN Overview Strategic Location in The Netherlands Low investment cost for entry into European market, 15 – 20% market share Methanol consumption in Western Europe is currently more than 7 mtpa , of which more than 5 mtpa is imported - deficit is expected to continue to increase for foreseeable future. Entry into the biomethanol market Weaker European natural gas market will lower future feedstock costs Strategic Value

Listing Information

OCI N.V. Listing Information Listing Information Headquartered in Amsterdam, The Netherlands Trading on Euronext Amsterdam since 25 January 2013 (NYSE Euronext: OCI) Number of shares: 210,113,854 Demerger of Construction business effective 9 March 2015: $ 1.4 bn repayment of capital to OCI N.V. shareholders, equivalent to c.EUR 6 per share Market cap: EUR 5.3 billion as at 10 November 2015 Options trading: Euronext introduced options on OCI N.V. shares as of 13 December 2013 Index inclusions: trading as part of the AEX, STOXX Europe 600, Euronext 100 indices OCI Partners: listed 21.7% of the Master Limited Partnership (MLP) on NYSE on 4 October 2013 Following capital contributions in exchange for common units in 2014 and 2015, OCI N.V. owns 79.88%

Forward Looking Statements   Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions.  Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holding company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.   Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. Disclaimer

Important Additional Information and Where to Find It   This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.   In connection with the proposed transactions, the new holding company has filed with the SEC a registration statement on Form S-4 that includes as prospectuses a shareholders circular of OCI and a preliminary proxy statement of CF.  After the registration statement has been declared effective by the SEC, the shareholders circular/prospectus will be made available to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders.  INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.  You may obtain a copy of the shareholders circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550.  Copies of the shareholders circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.   Participants in the Solicitation   OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions is set forth in the proxy statement/prospectus/shareholders circular filed with the SEC.  You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015.  You can obtain free copies of these documents from OCI or CF using the contact information above. Disclaimer

For OCI N.V. investor relations enquiries contact: Hans Zayed hans.zayed@oci.nl T +31 (0) 6 18 25 13 67 OCI N.V. corporate website: www.oci.nl